                                                                          DRAFT
                                                                          -----
                                                                          6/5/96

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                            ----------------------


                                   FORM 11-K


              ( X ) Annual Report Pursuant to Secton 15(d) of the
                        Securities Exchange Act of 1934

                  For the Fiscal Year Ended December 31, 1995

                          Commission File No. 1-12338


                           -------------------------


                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN
                           (Full Title of the Plan)




                          VESTA INSURANCE GROUP, INC.
                             3760 River Run Drive
                          Birmingham, Alabama  35243
                    (Name of Issuer of the Securities Held
                     Pursuant to the Plan and the Address
                      of its Principal Executive Office)

                             REQUIRED INFORMATION

(a)  Financial Statements for the J. Gordon Gaines, Inc. Retirement Savings Plan

                                                                       Page
                                                                    ----------
     (i)    Report of Independent Accountants                          F-1

     (ii)   Audited statements of net assets available for plan        F-2
            benefits as of December 31, 1995 and 1994

     (iii)  Audited statements of changes in net assets available      F-3
            for plan benefits for the years ended December 31,1995
            and December 31, 1994.

(b)  Exhibits

     The following exhibit is filed herewith as a part of this annual report:

                 Exhibit Number                  Description of Exhibit
            ------------------------           --------------------------

                      23.1                       Consent of Independent
                                                   Public Accountants

[LOGO OF KPMG PEAT MARWICK LLP APPEARS HERE]


        Financial Center, Suite 1200
        Birmingham, AL 35203


                          Independent Auditors' Report
                          ----------------------------



  The Administrative Committee
  J. Gordon Gaines, Inc. Retirement Savings Plan:


  We have audited the accompanying statements of net assets available for plan benefits of the J. Gordon Gaines, Inc. Retirement Savings Plan (Plan) as of December 31, 1995 and 1994 and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1995 and 1994 and for the period from November 15, 1993 (inception) to December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years ended December 31, 1995 and 1994 and for the period from November 15, 1993 (inception) to December 31, 1993 ended in conformity with generally accepted accounting principles.

  Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                           KPMG PEAT MARWICK LLP


  June 21, 1996

             Member Firm of
[_][_][_][_] Klyerveld Peat Marwick Goardeter

                             J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1995 and 1994


                                                                1995      1994
                                                                ----      ----
Assets:
 Investments at fair value:
   Vesta Insurance Group, Inc. common stock
     (cost: 1995 - $396,370, 1994 - $182,410)              $    676,182  185,335
   Mutual fund investments:
     Vanguard Index Trust (cost: 1995 - $155,193,
       1994 - $88,638)                                          190,032   87,132
     Fidelity Balanced Fund (cost: 1995 - $93,867,
       1994 - $69,320)                                           97,606   65,713
     Biltmore Fixed Income Fund (cost: 1995 - $49,574,
       1994 - $33,071)                                           52,134   31,612
     Biltmore Prime Cash Management (cost: 1995 -
       $146,760, 1994 - $72,853)
                                                                146,760   72,853
                                                              ---------  -------
         Total investments                                    1,162,714  442,645

 Cash                                                               655      317

 Employee contributions receivable                                6,280       --
 Employer contributions receivable                                1,054       --
                                                              ---------  -------
         Total assets                                         1,170,703  442,962

Liabilities:
 Payable to broker                                               31,410   19,816
 Other                                                            2,705       --
                                                              ---------  -------
         Total liabilities                                       34,115   19,816
                                                              ---------  -------
Net assets available for plan benefits                     $  1,136,588  423,146
                                                              =========  =======



See accompanying notes to financial statements.

                             J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

           For the Years Ended December 31, 1995 and 1994 and for the Period from November 15, 1993 (Inception) to December 31, 1993

                                                     1995       1994     1993
                                                  ----------  --------  -------

Investment income-dividends (includes
  dividends from sponsor's stock of $2,393
  in 1995 and $430 in 1994)                    $     17,014     7,826      151
Unrealized appreciation (depreciation) of
  investments                                       324,597    (3,612)     (35)
Net realized gains (losses) on sale of
  investments (includes realized gain from
  sales of sponsor's stock of $550 in
  1995 and $0 in 1994)                                3,248    (1,432)      --
                                                  ---------   -------   ------
                                                    344,859     2,782      116
                                                  ---------   -------   ------

Contributions:
  Employee                                          306,017   270,256   39,571
  Employer                                          123,273   123,102   16,441
                                                  ---------   -------   ------
                                                    429,290   393,358   50,012
                                                  ---------   -------   ------

Distributions to participants                       (67,542)  (42,904)      --
Rollovers                                             6,835    13,782       --
                                                  ---------   -------   ------
      Net increase                                  713,442   367,018   56,128

Net assets available for plan benefits:
  Beginning of year                                 423,146    56,128       --
                                                  ---------   -------   ------

  End of year                                   $ 1,136,588   423,146   56,128
                                                  =========   =======   ======




See accompanying notes to financial statements.

                             J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                        December 31, 1995, 1994 and 1993



(1) Summary of Significant Accounting Policies
    ------------------------------------------

    (a)  Basis of Presentation
         ---------------------

         The accompanying financial statements of J. Gordon Gaines, Inc. Retirement Savings Plan (the Plan) have been prepared on an accrual basis in accordance with generally accepted accounting principles.
         J. Gordon Gaines (the Company or Sponsor) is a wholly-owned subsidiary of Vesta Insurance Group, Inc. (Vesta).

   (b)   Use of Estimates in the Preparation of Financial Statements
         -----------------------------------------------------------

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrators to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the components of changes in net assets during the reporting period. Actual results could differ from those estimates.

   (c)   Investments Valuation
         ---------------------

         Investments in mutual funds and in Vesta common stock are stated at fair value, based on quotations obtained from national securities exchanges. Purchase and sales of securities are recorded on a trade-date basis. Realized gains and losses are calculated using the average cost method.

   (d)   Plan Expenses
         -------------

         Wachovia Services, Inc. (the Trustee) is trustee for the Plan. Administration fees paid to the Trustee and all other administrative expenses are paid by the Sponsor.

   (e)   Federal Income Taxes
         --------------------

         A determination letter has been received from the Internal Revenue Service stating that the Plan qualifies under Section 401 of the Internal Revenue Code and that the Plan is exempt from federal income tax. Amounts contributed by the employer and Plan earnings and appreciation in the value of investments will not be taxed to the employee until a distribution is received from the Plan, except for appreciation in the value of Vesta Insurance Group, Inc. common stock which will not be taxed until the participant disposes of that stock.

                                                                     (Continued)

                             J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

(2) Organization
    ------------

    The Plan was adopted on November 15, 1993. The Plan includes a salary reduction feature which permits employees who participate (Participants) in the Plan to defer and save part of their compensation, as provided for under
    Section 401(k) of the Internal Revenue Code. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).


(3) Description of Plan
    -------------------

    (a)  Participant Contributions
         -------------------------

         Employees become eligible to participate in the Plan on the first day of January, April, July, or October following completion of one year of participation service. Participants may elect to have from 1 to 10 percent of their compensation deferred and contributed to the Plan. There were 130 participants and 108 participants as of December 31, 1995 and 1994, respectively.

         Participants may allocate their contributions, in multiples of 10 percent, to the following investments:

          (i) Money Market Fund: Invested primarily in the Biltmore Prime Cash Management Fund which invests in commercial paper and other money market instruments maturing in one year or less;

          (ii) Bond Fund: Invested primarily in the Biltmore Fixed Income Fund which invests in direct obligations of the United States or agencies;

          (iii) Balanced Fund: Invested primarily in the Fidelity Balanced Fund which invests in common or preferred stock, and securities convertible into common stock, direct obligations of the United States Government and its agencies, corporate bonds, debentures, notes, and certificates of indebtedness;

          (iv) Equity Fund: Invested primarily in the Vanguard Index Trust which invests in common or capital stock and convertible bonds, convertible notes, debentures or preferred stocks which are convertible into common or capital stocks;

          (v)    Vesta Insurance Group, Inc. common stock.

    (b)  Employer Matching Contributions
         -------------------------------

         The Employer, in its sole discretion, may make matching contributions in an amount determined by the board of directors of the Company.
         For 1995 and 1994, these matching contributions were 50 percent of employee contributions up to a maximum of 6 percent of the employee's compensation. The Employer may also make additional discretionary contributions. However, there were no additional discretionary contributions in 1995 or 1994.

                                                                     (Continued)

                             J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements



(3) Description of Plan, Continued
    ------------------------------

    (c)  Vesting
         -------

         Participants have a fully-vested and nonforfeitable interest in the portion of their accounts attributable to their contributions. A Participant acquires a vested interest in the portion of their accounts attributable to Employer matching and additional discretionary contributions based on length of employment, as follows:

                Years of Service                 Vesting Percentage
                ----------------                 ------------------
                  Less than 3                             0
                       3                                 20
                       4                                 40
                       5                                 60
                       6                                 80
                       7                                100

    (d)  Forfeitures
         -----------

         If a Participant incurs a "break in service," as defined in the Plan, for any reason other than permanent disability, death or normal retirement, and is not 100 percent vested in the employer discretionary contributions, the nonvested portion is forfeited. Forfeited amounts are applied to the Company's contributions.

    (e)  Withdrawal Provisions
         ---------------------

         Participants may request that all or part of their accounts attributable to elective contributions be paid to them to meet an immediate and heavy financial hardship for which funds are not reasonably available to them from other sources. The amount paid to a Participant in this fashion will be taxable and may not be repaid to the Plan.

    (f)  Priorities Upon Termination
         ---------------------------

         Upon termination of the Plan, all Participants' funds shall become fully vested. The trust will continue until the Plan benefits of each Participant has been distributed.

    (g)  Rollovers
         ---------

         During 1995 and 1994, assets were rolled into the Plan from the plans that were associated with new employees of the Company.

                                                                     (Continued)

                             J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements


(4) Investments
    -----------

     The investments of the Plan as of December 31, 1995 and 1994 are summarized as follows:

                                              December 31, 1995
                            -----------------------------------------------
                             Number of              Fair value per    Fair
                            shares/units     Cost   share or unit     value
                            ------------     ----   -------------     -----
Vesta Insurance Group, Inc.   12,407     $ 396,370      54.50        676,182
Vanguard Index Trust           3,299       155,193      57.60        190,032
Fidelity Balanced Fund         7,219        93,867      13.52         97,606
Biltmore Fixed Income Fund     5,224        49,574       9.98         52,134
Biltmore Prime Cash
 Management                  146,760       146,760       1.00        146,760
                                           -------                 ---------
                                         $ 841,764                 1,162,714
                                           =======                 =========


                                              December 31, 1994
                            -----------------------------------------------
                             Number of              Fair value per    Fair
                            shares/units     Cost   share or unit     value
                            ------------     ----   -------------     -----
Vesta Insurance Group, Inc.   6,503      $ 182,410      28.50        185,335
Vanguard Index Trust          2,028         88,638      42.97         87,132
Fidelity Balanced Fund        5,347         69,320      12.29         65,713
Biltmore Fixed Income Fund    3,516         33,071       8.99         31,612
Biltmore Prime Cash
 Management                  72,853         72,853       1.00         72,853
                                           -------                 ---------
                                         $ 446,292                   442,645
                                           =======                 =========

                                                                     (Continued)

                             J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements


(4)  Investments, Continued
     ----------------------

   Allocation of Net Assets Available for Plan Benefits to Investment Programs

                               December 31, 1995


                                             Money                              Company
                                            Market    Bond   Balanced  Equity    Stock   Combined
                                             Fund     Fund     Fund     Fund     Fund      Funds
                                             ----     ----     ----     ----     ----      -----
      Assets:
         Investments at fair value       $   99,194  53,258   100,199  194,147  715,916  1,162,714
         Cash                                   466       6        14       25      144        655
         Employee contributions
           receivable                           628     398       921    1,453    2,880      6,280
         Employer contributions
           receivable                            --      --        --       --    1,054      1,054
                                            -------  ------   -------  -------  -------  ---------
               Total assets                 100,288  53,662   101,134  195,625  719,994  1,170,703
                                            -------  ------   -------  -------  -------  ---------

      Liabilities:
         Payable to broker                       --      --        --       --   31,410     31,410
         Other                                  219     409       612    1,465       --      2,705
                                            -------  ------   -------  -------  -------  ---------
                                                219     409       612    1,465   31,410     34,115
                                            -------  ------   -------  -------  -------  ---------
      Net assets available
           for plan benefits              $ 100,069  53,253   100,522  194,160  688,584  1,136,588
                                            =======  ======   =======  =======  =======  =========

   Allocation of Net Assets Available for Plan Benefits to Investment Programs
                               December 31, 1994

                                             Money                              Company
                                            Market    Bond   Balanced  Equity    Stock   Combined
                                             Fund     Fund     Fund     Fund     Fund      Funds
                                             ----     ----     ----     ----     ----      -----
      Assets:
        Investments at fair value         $  56,003  32,913   68,828    87,132  197,769    442,645
        Cash                                    259       4        7        10       37        317
                                            -------  ------  -------   -------  -------  ---------
          Total assets                       56,262  32,917   68,835    87,142  197,806    442,962

      Liabilities:
        Payable to broker                        --   1,301    3,115        --   15,400     19,816
                                            -------  ------  -------   -------  -------  ---------
          Total liabilities                      --   1,301    3,115        --   15,400     19,816
                                            -------  ------  -------   -------  -------  ---------
      Net assets available
        for plan benefits                 $  56,262  31,616   65,720    87,142  182,406    423,146
                                            =======  ======   ======   =======  =======  =========

                                                                     (Continued)

                             J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

   (4)  Investments, Continued
        ----------------------

 Allocation of Changes in Net Assets Available for Plan Benefits to Investment
                                    Programs

                      For the Year Ended December 31, 1995

                                             Money                              Company
                                            Market    Bond   Balanced  Equity    Stock   Combined
                                             Fund     Fund     Fund     Fund     Fund      Funds
                                             ----     ----     ----     ----     ----      -----
      Investment income - dividends     $   4,364     2,530    3,660     4,067    2,393     17,014
      Unrealized appreciation
        of investments                         --     4,019    7,347    36,345  276,886    324,597
      Realized gains                           --        97      279     2,322      550      3,248
                                          -------    ------  -------   -------  -------  ---------
                                            4,364     6,646   11,286    42,734  279,829    344,859
                                          -------    ------  -------   -------  -------  ---------

      Contributions:
        Employee                           37,271    17,833   39,784    59,446  151,683    306,017
        Employer                           14,296     6,076   13,694    23,203   66,004    123,273
                                          -------    ------  -------   -------  -------  ---------
                                           51,567    23,909   53,478    82,649  217,687    429,290
                                          -------    ------  -------   -------  -------  ---------
      Rollovers                               954        --       --     1,827    4,054      6,835
      Distributions to participants        (8,778)   (9,179) (14,897)  (11,056) (23,632)   (67,542)
      Transfers                            (4,300)      261  (15,065)   (9,136)  28,240         --
                                          -------    ------  -------   -------  -------  ---------
               Net increase                43,807    21,637   34,802   107,018  506,178    713,442

      Net assets available for
            plan benefits:
               Beginning of year           56,262    31,616   65,720    87,142  182,406    423,146
                                          -------    ------  -------   -------  -------  ---------
               End of year              $ 100,069    53,253  100,522   194,160  688,584  1,136,588
                                          =======    ======  =======   =======  =======  =========


                                                                     (Continued)

                             J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements


   (4)  Investments, Continued
        ----------------------

 Allocation of Changes in Net Assets Available for Plan Benefits to Investment
                                    Programs

                      For the Year Ended December 31, 1994


                                     Money                                   Company
                                     Market     Bond    Balanced    Equity    Stock    Combined
                                      Fund      Fund      Fund       Fund      Fund      Funds
                                      ----      ----      ----       ----      ----      -----
Investment income - dividends      $ 1,495     1,404     1,959      2,538       430      7,826
Unrealized appreciation
  (depreciation) of
  investments                           --    (1,448)    (3,718)   (1,371)    2,925     (3,612)
Realized loss on sale of
  investments                           --      (529)      (686)     (217)       --     (1,432)
                                    -------   -------    -------   -------   -------   --------
                                      1,495      (573)    (2,445)      950     3,355      2,782
                                    -------   -------    -------   -------   -------   --------

Contributions:
  Employee                           35,611    27,120     62,606    81,018    63,901    270,256
  Employer                           18,742    12,156     28,167    33,988    30,049    123,102
                                    -------   -------    -------   -------   -------   --------
                                     54,353    39,276     90,773   115,006    93,950    393,358
                                    -------   -------    -------   -------   -------   --------

Rollovers                             1,038     1,037      2,478     4,029     5,200     13,782
Distributions to participants        (3,443)   (3,246)   (15,792)  (14,591)   (5,832)   (42,904)
Transfers                            (5,209)  (11,442)   (28,161)  (40,921)   85,733         --
                                     ------   -------    -------   -------   -------   --------
       Net increase                  48,234    25,052     46,853    64,473   182,406    367,018

Net assets available for
   plan benefits:
       Beginning of year              8,028     6,564     18,867    22,669        --     56,128
                                    -------   -------    -------   -------   -------   --------

       End of year               $   56,262    31,616     65,720    87,142   182,406    423,146
                                    =======   =======    =======   =======   =======   ========

                                                                     (Continued)

                             J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements


   (4)  Investments, Continued
        ----------------------

 Allocation of Changes in Net Assets Available for Plan Benefits to Investment
                                    Programs

     For the Period from November 15, 1993 (Inception) to December 31, 1993

                                      Money                                Company
                                     Market    Bond    Balanced   Equity    Stock   Combined
                                      Fund     Fund      Fund      Fund     Fund      Funds
                                      ----     ----      ----      ----     ----      -----

Investment income - dividends       $     7        3          9      132        --      151
Unrealized appreciation
  (depreciation) of
  investments                            --      (11)       110     (134)       --      (35)
                                     ------   ------     ------  -------    ------  -------
                                          7       (8)       119       (2)       --      116

Contributions:
  Employee                            5,554    4,571     13,068   16,378        --   39,571
  Employer                            2,467    2,001      5,680    6,293        --   16,441
                                     ------   ------     ------  -------    ------  -------
                                      8,021    6,572     18,748   22,671        --   56,012
                                     ------   ------     ------  -------    ------  -------
      Net increase                    8,028    6,564     18,867   22,669        --   56,128

Net assets available for
    plan benefits:
      Beginning of period                --       --         --       --        --       --
                                     ------   ------     ------  -------    ------  -------

      End of year                   $ 8,028    6,564     18,867   22,669        --   56,128
                                     ======   ======     ======  =======    ======  =======


                                                                     (Continued)

                             J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

(4) Investments, Continued
    ----------------------

    The net unrealized appreciation (depreciation) of investments included in plan equity is as follows:

                                          Biltmore   Biltmore
                                           Prime      Fixed    Fidelity   Vanguard    Vesta
                                           Cash      Income    Balanced     Index    Common
                                        Management    Fund       Fund       Trust     Stock    Total
                                        ----------    ----       ----       -----     -----    -----

   Balance at November 15, 1993        $        --      --         --          --        --       --

   1993 appreciation (depreciation)             --     (11)       110        (134)       --      (35)
                                         ---------  ------     ------      ------   -------  -------

   Balance at December 31, 1993                 --     (11)       110        (134)       --      (35)

   1994 appreciation                            --  (1,448)    (3,717)     (1,372)    2,925   (3,612)
                                         ---------  ------     ------      ------   -------  -------

   Balance at December 31, 1994                 --  (1,459)    (3,607)     (1,506)    2,925   (3,647)

   1995 appreciation                            --   4,019      7,347      36,345   276,886  324,597
                                         ---------  ------     ------      ------   -------  -------

   Balance at December 31, 1995        $        --   2,560      3,740      34,839   279,811  320,950
                                         =========  ======     ======      ======   =======  =======

   The aggregate cost and proceeds relating to the realized gain (loss) recognized by the Plan for the years ended December 31, 1995 and 1994 are summarized as follows:

                                          For the year ended December 31, 1995
                                          ------------------------------------
                                           Aggregate    Aggregate     Realized
                                             cost        proceeds       gain
                                             ----        --------       ----

Vesta common stock                          $ 2,024        2,574          550
Fidelity Balanced Fund                       22,615       22,894          279
Vanguard Index Trust                         11,430       13,752        2,322
Biltmore Fixed Income Fund                    6,712        6,809           97
                                                                        -----
                                                                      $ 3,248
                                                                        =====

                                          For the year ended December 31, 1994
                                          ------------------------------------
                                           Aggregate    Aggregate     Realized
                                             cost        proceeds       gain
                                             ----        --------       ----
Fidelity Balanced Fund                      $12,186       11,500         (686)
Vanguard Index Trust                          9,717        9,500         (217)
Biltmore Fixed Income Fund                   12,449       11,920         (529)
                                                                        -----
                                                                      $(1,432)
                                                                        =====


                                                                     (Continued)

                             J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements


(5) Fair Value of Financial Instruments
    -----------------------------------

    Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practical to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are explained in note 1(c) and below. Fair value estimates should not be considered representative of the liquidation value of the Plan's financial instruments, but rather a good-faith estimate of the fair value of financial instruments held by the Plan.

    For cash, receivables and payables, the carrying amounts approximate fair value because of the short-term nature of these instruments.


(6) Related Party Transactions
    --------------------------

    The Sponsor paid all of the Plan's administrative expenses in 1995 and 1994. During 1995 and 1994, the Plan acquired and sold Vesta Insurance Group, Inc. common stock as follows:

                                               Selling price/
                             Shares     Cost    fair value    Gain
                             ------     ----    ----------    ----
1995:
  Acquired                    6,309  $ 227,602   227,602       --
  Sold                           67      2,024     2,574      550
  Balance at year-end        12,407    396,370   676,182       --

1994:
  Acquired                    6,503  $ 182,410   182,410       --
  Balance at year-end         6,503    182,410   185,335       --


                                                                     (Continued)

                                  SIGNATURES

        THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the J. Gordon Gaines, Inc. Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                J. GORDON GAINES, INC.
                                RETIREMENT SAVINGS PLAN

                                By:  J. Gordon Gaines, Inc.,
                                     Administrator of the Plan


                                     By:  /s/ Donald W. Thornton
                                        -------------------------------------
                                          Donald W. Thornton
                                     Its:   Senior Vice President, General
                                            Counsel and Secretary

Date:  June 26, 1996

                                                                      SCHEDULE 1
                                                                      ---------

                             J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                            As of December 31, 1995



                                                     December 31, 1995
                                            ------------------------------------
                                            Number of                   Fair
                                           shares/units      Cost       value
                                           ------------      ----       -----

Vesta Insurance Group, Inc. common stock *   12,407       $   396,370    676,182
Vanguard Index Trust                          3,299           155,194    190,032
Fidelity Balanced Fund                        7,219            93,867     97,606
Biltmore Fixed Income Fund                    5,224            49,574     52,134
Biltmore Prime Cash Management              146,760           146,760    146,760
                                                              -------  ---------
                                                          $   841,764  1,162,714
                                                              =======  =========



   * Vesta Insurance Group, Inc. owns 100 percent of the common stock of the Sponsor making Vesta a party-in-interest.

                                                                      SCHEDULE 2
                                                                      ----------



                             J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                 Item 27d - Schedule of Reportable Transactions

                      For the Year Ended December 31, 1995


                                                      1995
                             ---------------------------------------------------
                                                                Current
                                          Purchase             value of
                               Number     price and            asset on
                                 of       aggregate  Selling  transaction   Net
                               shares       cost      price      date      gain
                             -----------  ---------  -------  -----------  -----
Purchase of investments:
 * Vesta Insurance Group,
    Inc. common stock              6,309   $227,602       --     $227,602     --
   Fidelity Balanced Fund          3,621     47,165       --       47,165     --
   Vanguard Index Trust            1,520     77,985       --       77,985     --
   Biltmore Fixed Income
    Fund                           2,527     23,213       --       23,213     --
   Biltmore Prime
    Cash Management Fund         469,576    469,576       --      469,576     --

Sale of investments:
 * Vesta Insurance Group,
    Inc. common stock                 67      2,024    2,574        2,574    550
   Fidelity Balanced Fund          1,748     22,615   22,894       22,894    279
   Vanguard Index Trust              247     11,430   13,752       13,752  2,322
   Biltmore Fixed Income
    Fund                             707      6,712    6,809        6,809     97
   Biltmore Prime Cash
    Management Fund              395,670    395,670  395,670      395,670     --



* Vesta Insurance Group, Inc. owns 100 percent of the common stock of the Sponsor making Vesta a party-in-interest.

                                 EXHIBIT INDEX


    Exhibit                                                        Page
    Number                    Description of Exhibit              Number
 ------------     -------------------------------------------   ----------
     23.1         Consent of Independent Public Accountants